                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2.


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*

                              VICINITY CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   925653 10 7
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)



--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 925653 10 7               13G                    Page 2 of 7 pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
 1    (ENTITIES ONLY)

      CMG@Ventures, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          46,364 shares

     OWNED BY

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          46,364 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      46,364 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
10    (See Instructions)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      less than 1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      CO

------------------------------------------------------------------------------

CUSIP NO. 925653 10 7               13G                    Page 3 of 7 pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
 1    (ENTITIES ONLY)

      CMG@Ventures Capital Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,590,058 shares

     OWNED BY

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,590,058 shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      4,590,058 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
10    (See Instructions)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      17.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      CO

------------------------------------------------------------------------------

  CUSIP NO. 925653 10 7               13G                    Page 4 of 7 pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
 1    (ENTITIES ONLY)

      CMGI, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,636,422 shares**
     OWNED BY

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,636,422 shares**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      4,636,422 shares**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
10    (See Instructions)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      17.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      CO

------------------------------------------------------------------------------
         **CMGI, Inc. disclaims beneficial ownership of 4,636,422 shares

  CUSIP NO. 925653 10 7               13G                    Page 5 of 7 pages

Item 1(a).  Name of Issuer:

  Vicinity Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

  370 San Aleso Avenue, Sunnyvale, California  94085

Item 2(a).  Name of Persons Filing:

  CMG@Ventures, Inc.
  CMG@Ventures Capital Corp.
  CMGI, Inc.

Item 2(b).  Address of Principal Business Offices or, if None, Residence:

  CMG@Ventures, Inc.
  c/o CMGI, Inc.
  100 Brickstone Square, Andover, MA  01810

  CMG@Ventures Capital Corp.
  c/o CMGI, Inc.
  100 Brickstone Square, Andover, MA  01810

  CMGI, Inc.
  100 Brickstone Square, Andover, MA  01810

Item 2(c).  Citizenship:

  CMG@Ventures, Inc., CMG@Ventures Capital Corp. and CMGI, Inc. are each organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities:

  Common Stock, $.001 par value

Item 2(e).  CUSIP Number:

  925653 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a)  [_]   Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [_]   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  [_]   Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)  [_]   Investment Company registered under Section 8 of the Investment
           Company Act.

(e)  [_]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)  [_]   An employee benefit plan or endowment fund in accordance with
           Rule 13d-1(b)(1)(ii)(F).

(g)  [_]   A parent holding company or control person in accordance with
           Rule 13d-1(b)(1)(ii)(G).

(h)  [_]   A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act.

(i)  [_]   A church plan that is excluded from the definition of an
           investment company under Section 3(c)(14) of the Investment Company Act.

  CUSIP NO. 925653 10 7               13G                    Page 6 of 7 pages


(j)  [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.    Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount beneficially owned:

  CMG@Ventures, Inc. owns 46,364 shares.

  CMG@Ventures Capital Corp. owns 4,590,058 shares.

CMGI, Inc. may be attributed with the beneficial ownership of the 46,364 shares owned by CMG@Ventures, Inc. and the 4,590,058 shares owned by CMG@Ventures Capital Corp. CMGI, Inc. is the sole stockholder of CMG@Ventures, Inc. and the sole stockholder of CMG@Ventures Capital Corp. CMGI, Inc. disclaims beneficial ownership of the shares held by it indirectly except to the extent of its proportionate pecuniary interest therein.

  (b)  Percent of class:

  CMG@Ventures, Inc.: less than 1%
  CMG@Ventures Capital Corp.: 17.1%
  CMGI, Inc.: 17.3%

  (c) Number of shares as to which such person has:

    (i) Sole power to vote or direct the vote:

        0 Shares.

   (ii) Shared power to vote or direct the vote:

        CMG@Ventures, Inc. has shared voting power over 46,364 shares.

        CMG@Ventures Capital Corp. has shared voting power over 4,590,058 shares.

       CMGI, Inc. has shared voting power over 4,636,422 shares, consisting of 4,590,058 shares held by CMG@Ventures Capital Corp., and 46,364 shares held by CMG@Ventures, Inc.

  (iii) Sole power to dispose or to direct the disposition of:

        0 Shares.

  (iv)  Shared power to dispose or to direct the disposition of:

        CMG@Ventures, Inc. has shared dispositive power over 46,364 shares.

        CMG@Ventures Capital Corp. has shared dispositive power over 4,590,058 shares.

        CMGI, Inc. has shared dispositive power over 4,636,422 shares, consisting of 4,590,058 shares held by CMG@Ventures Capital Corp. and 46,364 shares held by CMG@Ventures, Inc.

Item 5.   Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

  CUSIP NO. 925653 10 7               13G                   Page 7 of 7 pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company or Control Persons.

  Not applicable.

Item 8.   Identification and Classification of Members of the Group.

  Not applicable.

Item 9.   Notice of Dissolution of Group.

  Not applicable.

Item 10.  Certifications.

  Not applicable.


                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CMG@Ventures, Inc.


Dated:  February 14, 2002     /s/ George A. McMillan
                              ---------------------------------------------
                              By: George A. McMillan
                              Title: Treasurer

                              CMG@Ventures Capital Corp.


Dated:  February 14, 2002     /s/ George A. McMillan
                              ---------------------------------------------
                              By: George A. McMillan
                              Title: Treasurer

                              CMGI, INC.


Dated:  February 14, 2002     /s/ George A. McMillan
                              ---------------------------------------------
                              By: George A. McMillan

                              Title:  Chief Financial Officer and
                              Treasurer

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Vicinity Corporation or any subsequent acquisitions or dispositions of equity securities of Vicinity Corporation by any of the undersigned.

Dated:  February 14, 2002

                               CMG@Ventures, Inc.

                              /s/ George A. McMillan
                              ---------------------------------------------
                              By: George A. McMillan
                              Title: Treasurer

                              CMG@Ventures Capital Corp.


                              /s/ George A. McMillan
                              ---------------------------------------------
                              By: George A. McMillan
                              Title: Treasurer

                              CMGI, INC.


                              /s/ George A. McMillan
                              ---------------------------------------------
                              By: George A. McMillan

                              Title:  Chief Financial Officer and
                              Treasurer